DONNE R M INERALS LTD.

Number: 007-03
Dated: April 10, 2003                           TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL

NEWS RELEASE

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. (the ‘Company’) is pleased to announce that the Company has engaged Rock Marketing Inc. ("Rock") of Vancouver, British Columbia to provide investor relation services for an initial term of 6 months. Rock will focus on servicing the Company’s European shareholders, bringing greater attention to the Company’s Frankfurt Stock Exchange listing, and introducing and presenting the Company to interested investors. The Company has agreed to pay Rock $5,000 per month.

Pursuant to the above, the Company has granted 300,000 investor relation stock options at a price of $0.155. The stock options expire on April 9, 2005.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com